Berto Acquisition Corp. II

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

May 12, 2026

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Benjamin Holt

Re:	Berto Acquisition Corp. II

Registration Statement on Form S-1
Filed April 27, 2026, as amended
File No. 333-295343

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Berto Acquisition Corp. II respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on May 14, 2026, or as soon thereafter as practicable.

Please call Guiying Ji of White & Case LLP at (212) 819-7873 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Berto Acquisition Corp. II

By:	/s/ Robert You
Name:	Robert You
Title:	President and Chief Financial Officer

cc:	Joel L. Rubinstein, White & Case LLP